UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at August 28, 2006

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 28, 2006

Print the name and title of the signing officer under his signature.
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NCES FAN ANNOUNCES FAN ANNOU

Farallon Resources Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.farallonresources.com

FARALLON ANNOUNCES PUBLIC OFFERING TO FUND
UNDERGROUND EXPLORATION & ONGOING WORK PROGRAMS
AT ITS CAMPO MORADO PROJECT, MEXICO
Funding for construction of exploration decline,
surface exploration & project engineering at the G-9 deposit

August 28, 2006, Vancouver, BC - Farallon Resources Ltd. (TSX: FAN) ("Farallon" or the "Company") announces today that it has filed a preliminary short form prospectus with Canada provincial securities regulators in British Columbia, Alberta, Manitoba, New Brunswick and Ontario relating to a proposed best efforts public offering ("the Offering") of its common shares. A syndicate of Canadian Securities Dealers will act as the agents (the "Agents") in connection with the Offering.

The terms of the proposed public offering (including the number of shares, price and gross proceeds) are to be determined at a later date. This proposed public offering represents a revision to the terms of the Company's proposed financing that was announced on July 13, 2006. Closing of the Offering is subject to the finalization of definitive documentation and regulatory and exchange approvals, and is expected to take place on or about September 20, 2006.

The Company intends to use the proceeds of the Offering for construction of an underground exploration decline, surface exploration and project engineering at the G-9 deposit of the Company's Campo Morado project in Guerrero State, Mexico, and for working capital.

Farallon will grant to the Agents an over-allotment option to sell additional commons shares, at the offering price, equal to up to 15% of the number of common shares sold on the closing date of the Offering. The over-allotment option will be exerciseable for a period of 30 days from the closing date of the Offering solely to cover over-allotments, if any, and for market stabilization purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Farallon Resources Ltd. is an international exploration and development company, listed on the Toronto Stock Exchange. For additional details, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Dick Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future financings, production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.